SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For January 23, 2006


                      BONSO ELECTRONICS INTERNATIONAL INC.
                      ------------------------------------
                 (Translation of Registrant's name into English)



               Unit 1106-1110, 11/F., Star House 3 Salisbury Road,
                         Tsimshatsui Kowloon, Hong Kong
                         ------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                   Form 20-F [X]                 Form 40-F [ ]


[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                   Yes [ ]                       No [X]

                                TABLE OF CONTENTS
      REPORT FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2005 ON FORM 6-K


                                                                            Page
                                                                            ----

Second Quarter Shareholders Letter                                            3

Consolidated Financial Statements

Audited Consolidated Balance Sheets as of March 31, 2005 and                  5
  Unaudited Consolidated Balance Sheets as of September 30, 2005

Unaudited Consolidated Statements of Income and                               7
  Comprehensive Income for the Six-Month Periods
  Ended September 30, 2004 and 2005 and the Three-Month
  Periods Ended September 30, 2004 and 2005

Management Discussion and Analysis of Financial Conditions                    8
  and Results of Operations

Liquidity and Capital Resources                                              10

Stock Repurchase Program                                                     11

Section 404 Compliance                                                       11

Submission of Matters to a Vote of Security Holders                          11

Signature                                                                    13

Exhibits

99.1  Press Release Disclosing Second Quarter Results dated November 18, 2005

99.2  Press Release announcing Shareholder Meeting dated October 3, 2005

                      BONSO ELECTRONICS INTERNATIONAL INC.

Dear Shareholders:                                              January 23, 2006

As predicted last quarter, sales of our communications products continued to be soft. Sales of our sensor based products were off somewhat also, resulting in a reduction in net income as compared to the same period last year.

The company reported that net sales for the three month period ended 30 September 2005 was approximately $15,962,000 or 17.5% below the same period last year. Net income was approximately $244,000 or $0.04 per share (diluted). Net income was 69% below the same period last year. The gross profit margin was improved by over 1% as a result of product mix and a formal program of product redesign and process improvement. This was not enough to offset the increases in labor cost and research and development expenditures.

Net sales for the six month period ended 30 September 2005 was approximately $34,112,000, which was 8.8% below the same period last year. Net income for the six month period ended 30 September was approximately $891,000 or $0.16 per share (diluted), a decrease of 39.8% when compared to the net income in the same period last year.

The sensor based and communications markets we serve are large and we are actively seeking to secure additional business from existing and new customers. Based on our current customer list and our competitive position in the markets we serve, we are in a favorable position to obtain new business from existing and new customers worldwide. Our primary focus will be on doing more for our existing customers and to show initiative in proposing solutions to new potential customers in our niche markets of sensor based and telecommunication products. Going forward, the Company intends to continue to expand its operation in the Peoples Republic of China and restructure its Hong Kong operation to keep a minimal workforce, which we will maintain for so long as required.

We are continuing to invest in our sales subsidiaries in Europe and North America with a goal of stand alone profitability in the near term future.

Throughout the six months of fiscal 2006, we have been enjoying the benefits of generating positive cash flow from operations. Our cash position at the end of the second quarter is over $10 million ($1.76 per share). We have many opportunities to exploit, and we have the financial resources to implement the initiatives we choose. With no sizable debt and a strong balance sheet, we never stop investing in the future of Bonso. We aggressively fund development of new products and technologies, facilities and capital equipment. We will continue to enhance the capabilities of our global information system and add functionality focused on strengthening our relationships with our customers and suppliers .We believe we have great upside potential in both the sensor based and telecommunications markets we serve. Business challenges notwithstanding, we remain confident in the overall strategy we are implementing and we look forward with optimism and confidence to opportunities ahead of us.

The company filed it's form 6K for the three and six months ended 30 September 2005 on January 23, 2006. Please refer to the Management's Discussion and Analysis of Financial Condition and Results of Operations included in the Company's Form 6K filed for a complete discussion of sales, margins and expenses.

We thank you for your patience and support as we strive for consistency in our earnings and revenue growth in the future.


Best regards,
Bonso Electronics International, Inc


George O'Leary
President and Chief Executive Officer

U.S. Contact: George O'Leary 949-760-9611, FAX 949-760-9607
Hong Kong Contact: Cathy Pang 852 2605 5822, FAX 852 2692 1724

Attachments: 1) Balance Sheet 2) Income Statement

This letter includes forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Forward looking statements may be identified by such words or phrases "should," "intends," "is subject to," "expects," "will," "continue," "anticipate," "estimated," "projected," "may," "we believe," "future prospects," or similar expressions. The forward-looking statements above involve a number of risks and uncertainties. Factors that might cause actual results to differ include, but are not limited to, success of any reorganization; ability to raise additional funds; conditions in the general economy and in the markets served by the Company; competitive factors, such as price pressures and the potential emergence of rival technologies; interruptions of suppliers' operations affecting availability of component materials at reasonable prices; timely development and market acceptance, and warranty performance of new products; success in integrating prior acquisitions; changes in product mix, costs and yields, fluctuations in foreign currency exchange rates; uncertainties related to doing business in Hong Kong and China; and the risk factors listed from time to time in the Company's SEC reports. The Company from time-to-time considers acquiring or disposing of business or product lines. Forward-looking statements do not include the impact of acquisitions or dispositions of assets, which could affect results in the near term. Actual results may differ materially. The Company assumes no obligation to update the information in this issue.


                           BONSO ELECTRONICS INTERNATIONAL INC.
                                CONSOLIDATED BALANCE SHEET
                                     (In U.S. Dollars)
                                                                    30-Sep        31-Mar
                                                                     2005          2005
                                                                     ----          ----
                                                                  (Unaudited)   (Audited)
Assets
Current assets
 Cash and cash equivalents                                         10,130,362    9,707,588
 Restricted cash deposits                                               5,050        4,848
 Trade receivables, net                                            13,042,651   10,585,968
 Inventories, net                                                  14,216,769   11,402,239
Tax recoverable                                                       511,760      486,618
 Deferred income tax assets - current                                  52,057       52,057
 Other receivables, deposits and prepayments                        1,986,855    1,450,322
 Total current assets                                              39,945,504   33,689,640
                                                                   ----------   ----------
Deposits                                                               72,788       72,789
Long term investment                                                  500,000      500,000
Deferred income tax assets - non current                               32,213       46,849
Goodwill                                                            1,100,962    1,100,962
Brand name and other intangible assets, net                         2,640,528    2,740,530

Property, plant and equipment                                      13,515,850   14,311,986
 Total assets                                                      57,807,845   52,462,756
                                                                   ----------   ----------

Liabilities and shareholders' equity
Current liabilities
 Bank Overdraft                                                       430,626      281,085
 Notes payable                                                      7,354,257    3,744,726
 Accounts payable                                                   7,543,092    6,938,578
 Accrued charges and deposits                                       2,026,326    1,978,222
 Short-term loans                                                   5,587,672    4,742,685
 Current portion of long-term debt and capital lease obligations      264,892      633,887

 Total current liabilities                                         23,206,865   18,319,183
                                                                   ----------   ----------

                                             5

Long-term debt and capital lease obligations, net of current
maturities                                                            375,865      167,735
Deferred income tax                                                    43,994       43,856
Shareholders' equity
Preferred stock par value $0.01 per share
-authorized shares - 10,000,000

-issued and outstanding shares : March & September-0                     --           --
 Common stock par value $0.003 per share
  - authorized shares - 23,333,334
- issued and outstanding shares : March 2005 - 5,577,639               16,729       16,729
   September 2005 - 5,577,639
 Additional paid-in capital                                        21,764,788   21,764,788
 Retained earnings                                                 11,640,318   11,307,642
 Accumulated other comprehensive income                               759,286      842,823
                                                                   ----------   ----------
                                                                   34,181,121   33,931,982
                                                                   ----------   ----------
Total liabilities and shareholders' equity                         57,807,845   52,462,756
                                                                   ==========   ==========






                                             6

                                BONSO ELECTRONICS INTERNATIONAL INC.
                                    CONSOLIDATED INCOME STATEMENT
                                   (In Thousands of U.S. Dollars)
                                              Unaudited

                                                      Three months ended          Six months ended
                                                           Sept 30                     Sept 30
                                                   ------------------------    -----------------------
                                                      2005          2004          2005         2004
                                                   ----------    ----------    ----------   ----------
Net sales                                              15,962        19,356        34,112       37,397
Cost of sales                                         -12,840       -15,799       -27,380      -30,220
                                                   ----------    ----------    ----------   ----------
Gross margin                                            3,122         3,557         6,732        7,177
Selling expenses                                          492           592         1,107        1,291
Salaries and related costs                              1,375         1,261         2,743        2,513
Research and development expenses                         164           114           272          204
Administration and general expenses                       875           919         1,616        1,591
Amortization of Brand Name                                 50            53           100          106
                                                   ----------    ----------    ----------   ----------
Income from operations                                    166           618           894        1,472
Interest Income                                            31            50            86           93
Other income                                              172           267           255          307
Interest Expenses                                         (83)         (193)         -220         -400
Foreign exchange (Loss) \ gains                           (82)           (8)         -119          -59
                                                   ----------    ----------    ----------   ----------
Income before income taxes and minority interest          204           734           896        1,413
Income tax expense                                         40           -13            -5          -23
                                                   ----------    ----------    ----------   ----------
Net income before minority interest                       244           721           891        1,390
Minority interests                                       --              66          --             90
                                                   ----------    ----------    ----------   ----------
Net income                                                244           787           891        1,480
                                                   ==========    ==========    ==========   ==========
Earnings per share

Diluted                                                  0.04          0.13          0.16         0.25
Adjusted weighted average shares                    5,759,135     5,945,411     5,759,135    5,945,411



                                                  7

Six Month Period ended September 30, 2005 compared to the Six Month period ended September 30, 2004

     Net Sales. During the six-month period ended September 30, 2005, our sales decreased 9.4% from approximately $37,397,000 for the six-month period ended September 30, 2004, to approximately $34,112,000. The decreased sales were primarily the result of the decrease in demand for our telecommunication products and scales. Sales from our scales business decreased by approximately $1,417,000 or 6% from $23,600,000 for the period ended September 30, 2004 to $22,183,000 for the six-month period ended September 30, 2005. Sales from our telecommunications products decreased by approximately $1,868,000 or 13.5% from approximately $13,797,000 for the period ended September 30, 2004 to $11,929,000 for the period ended September 30, 2005.

     Gross Margin. Gross margin as a percentage of sales increased to 19.7% during the six-month period ended September 30, 2005 as compared to 19.2% during the six-month period ended September 30, 2004. Despite the increased pressure upon the sales price of both our telecommunication products and scales, we implemented cost reduction procedures to reduce our costs of goods sold, which resulting in an increase in gross margin as a percentage of sales.

     Selling Expenses. Selling expenses decreased by approximately 14.3% from approximately $1,291,000 during the six-month period ended September 30, 2004 to approximately $1,107,000 during the six-month period ended September 30, 2005. The decrease was primarily the result of decreased sales and reduced shipping costs as a result of the consolidation of shipments in containers. Selling expenses decreased as a percentage of revenue to 3.2% during the six-month period ended September 30, 2005 as compared to 3.4% during the six-month period ended September 30, 2004.

     Salaries And Related Costs. Salaries and related costs increased by 9.1% from approximately $2,513,000 during the six-month period ended September 30, 2004 to approximately $2,743,000 during the six-month period ended September 30, 2005. The increase in total salaries and related cost was primarily the result of an increase in the number of employees and the increase in wages.

     Research And Development. Research and development expenses increased 33.4% from approximately $204,000 during the six-month period ended September 30, 2004 to approximately $272,000 during the six-month period ended September 30, 2005. The increase in research and development expenses was primarily the result of increased research and development activities for our telecommunications products and new scale models. Research and development as a percentage of revenue increased to 0.8% during the period ended September 30, 2005 as compared to 0.5% during the prior year.

     Administration And General Expenses. Administration and general expenses increased by 1.6% from approximately $1,591,000 during the six-month period ended September 30, 2004 to approximately $1,616,000 during the six-month period ended September 30, 2005. This increase was primarily the result of increased expenses in insurance premium, rent and repairs and maintenance.

     Income From Operations. As a result of the above changes, income from operations decreased by 39% from approximately $1,472,000 during the six-month period ended September 30, 2004 to $894,000 during the six-month period ended September 30, 2005.

     Interest Income. Interest income was approximately $86,000 during the six-month period ended September 30, 2005, as compared to $93,000 during the six-month period ended September 30, 2004. The decrease in interest income was primarily the result of a reduction in the amount of cash deposited into higher yield accounts.

     Other Income. Other income decreased 16.8% from approximately $307,000 during the six-month period ended September 30, 2004 to approximately $255,000 during the six-month period ended September 30, 2005. The decrease was primarily the reduced rental income from July earned during the period.

     Interest Expenses. Interest expenses decreased 45% from approximately $400,000 during the six-month period ended September 30, 2004 to approximately $220,000 during the six-month period ended September 30, 2005. The decrease was primarily the result of reduced use of the Company's banking facilities.

     Foreign Exchange Gains/(Loss) Foreign exchange loss increased from approximately $59,000 during the six-month period ended September 30, 2004 to a loss of approximately $119,000 during the six-month period ended September 30, 2005. The increased loss was primarily the result of the devaluation of the EURO to the United States dollar.

     Net Income. As a result of the above changes, net income decreased from approximately $1,480,000 during the six-month period ended September 30, 2004 to $891,000 during the six-month period ended September 30, 2005, a decrease of approximately $589,000, or 40%.

Three Month Period ended September 30, 2005 compared to the Three Month period ended September 30, 2004

     Net Sales. During the three month period ended September 30, 2005, net sales were approximately $15,962,000 as compared to $19,356,000 during the three month period ended September 30, 2004, representing a decrease of approximately $3,394,000 or 17.5%. The decrease was due to the decrease demand for our telecommunication products and scales.

     Gross Margin. Gross margin as a percentage of revenue increased to approximately 19.6% during the three-month period ended September 30, 2005 as compared to approximately 18.4% during the three-month period ended September 30, 2004. This increase was principally caused by the cost reduction procedures to reduce our costs of goods sold, which resulted in an increase in gross margin as a percentage of sales.

     Selling Expenses. Selling expenses decreased from approximately $592,000 during the period ended September 30, 2004 to approximately $492,000 during the period ended September 30, 2005, a decrease of approximately $100,000, or 16.9%. This decrease is primarily the result of decreased sales as compared to sales during the same period in the prior year. Also, selling expenses as a percentage of revenue remained relatively unchanged at 3.1% during the three-month period ended September 30, 2005 as compared to the three-month period ended September 30, 2004.

     Salaries And Related Costs. Salaries and related costs increased by approximately $114,000 or 9% from approximately $1,261,000 during the three months ended September 30, 2004 to approximately $1,375,000 during the three months ended September 30, 2005. The increase was primarily the result of an increase in number of employees and an increase in employee's salaries.

     Research And Development. Research and development expenses increased approximately 44% from approximately $114,000 during the three months ended September 30, 2004 to approximately $164,000 during the three months ended September 30, 2005. The increase was primarily the result of increased research and development activities for telecommunications products and new scale models.

     Administration And General Expenses. Administration and general expenses decreased by 4.8% from approximately $919,000 during the three months ended September 30, 2004 to approximately $875,000 during the three months ended September 30, 2005. This decrease was primarily the result of reduced travel.

     Income From Operations. As a result of the above changes, income from operations decreased by 73.1% from approximately $618,000 during the three months ended September 30, 2004 to $166,000 during the three months ended September 30, 2005.

     Interest Income. Interest income decreased approximately $19,000 to approximately $31,000 during the three months ended September 30, 2005, compared to $50,000 during the three months ended September 30, 2004. The decrease in interest income was primarily the result of a reduction in the amount of cash deposited into higher yield accounts.

     Other Income. Other income decreased approximately $95,000 or 35.5% from approximately $267,000 during the three months ended September 2004 to approximately $172,000 during the three months ended September 30, 2005. The decrease resulted from less rental income earned during the period.

     Interest Expenses. Interest expenses decreased approximately $110,000 or 57.1% from approximately $193,000 during the three months ended September 30, 2004 to approximately $83,000 during the three months ended September 30, 2005. The decrease was primarily the result of reduced use of the company's banking facilities.

     Foreign Exchange Losses/Gains. Foreign exchange loss increased from approximately $8,000 during the three months ended September 30, 2004 to a loss of approximately $82,000 during the three months ended September 30, 2005. The loss was primarily the result of the devaluation of the EURO to United States dollar.

     Net Income. As a result of the above changes, net income decreased from approximately $787,000 during the three month ended September 30, 2004 to $244,000 during the three months ended September 30, 2005, a decrease of approximately $543,000, or 69%.

Liquidity and Capital Resources

     We have financed our growth and cash needs to date primarily from internally generated funds and bank debt. We do not use off-balance sheet financing arrangements, such as securitization of receivables or obtaining access to assets through special purpose entities, as sources of liquidity. Our primary uses of cash have been to fund expansions and upgrades of our manufacturing facilities and to fund increases in inventory.

     As of September 30, 2005 we had $10,130,362 in cash and cash equivalents as compared to $9,707,588 as of March 31, 2005. Working capital at September 30, 2005 was $16,738,639 compared to $15,370,457 at March 31, 2005. We believe that our cash flows from operations, our current cash balance and funds available under our working capital and credit facilities will be sufficient to meet our working capital needs and planned capital expenditures in the foreseeable future.

Stock Repurchase Program

     In August 2001, the Company's Board of Directors authorized a program for the Company to repurchase up to $500,000 of its common stock. This repurchase program does not obligate the Company to acquire any specific number of shares or acquire shares over any specified period of time. No shares were purchased under this program in the second quarter of fiscal 2006. The Company may from time to time repurchase shares of its Common Stock under this program.

Section 404 Compliance

On September 21, 2005, The Securities and Exchange Commission ("the SEC") voted to postpone for an additional year the compliance date for filing internal control reports by companies not designated as accelerated filers. Under this revised compliance schedule, the Company will require to include an internal control report of management with the annual report on Form 20-F beginning with the fiscal year ending March 31, 2008.


Submission of Matters to a Vote of Security Holders

     The Annual Meeting of the Company's shareholders was held on December 1, 2005. The matters considered at the meeting were:

     1. The election of Anthony So; Kim Wah Chung; Cathy Kit Teng Pang; Woo Ping Fok; John Stewart Jackson IV; George O'Leary; and Henry F. Schlueter as members of the Company's Board of Directors;

     2. The ratification of the selection of PricewaterhouseCoopers as the independent public accountants of the Company for the fiscal year ending March 31, 2006; and


Each of the nominees was elected to the Board of Directors, and PricewaterhouseCoopers were ratified as the Company's independent public accountants. The votes cast at the annual meeting upon the matters considered were as follows:

         Nominee                     For                    Withheld
         -------                     ---                    --------

     Anthony So                   4,942,284                  400,352
     Kim Wah Chung                4,940,284                  402,352
     Cathy Kit Teng Pang          4,940,384                  402,252
     Woo-Ping Fok                 5,328,875                   13,761
     J. Stewart Jackson IV        5,328,875                   13,761
     George O'Leary               4,942,284                  400,352
     Henry F. Schlueter           4,940,150                  402,486

                                                  For      Against     Abstain
                                                  ---      -------     -------

     Ratification of PricewaterhouseCoopers    5,326,869    11,241      4,526

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           BONSO ELECTRONICS INTERNATIONAL, INC.
                                           (Registrant)



Date:  January 23, 2006                    By: /s/ George O'Leary
                                           -----------------------------------
                                           George O'Leary, President and Chief
                                           Executive Officer







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